UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

JOHNSON CONTROLS INTERNATIONAL PLC
__________________________________________
(Exact name of registrant as specified in its charter)

Ireland	001-13836	98-0390500
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Albert Quay, Cork, Ireland		T12 X8N6
(Address of principal executive offices)		(Zip code)
Corporate Secretary (353) 21-423-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

[ ]  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended September 30, 2025.

Section 1     Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Johnson Controls International plc (the "Company") has filed as an exhibit to this Specialized Disclosure Form a Conflict Minerals Report in accordance with the requirements of Rule 13p-1 of the Securities Exchange Act of 1934. The Conflict Minerals Report is also available on the Company’s website at www.johnsoncontrols.com/corporate-sustainability/reporting-and-policies.

Item 1.02    Exhibit

See Item 3.01 of this Form.

Section 3     Exhibits

Item 3.01    Exhibit 1.01 - Conflict Minerals Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JOHNSON CONTROLS INTERNATIONAL PLC

Date: May 22, 2026	By:	/s/ Richard J. Dancy
		Name:	Richard J. Dancy
		Title:	Vice President and Corporate Secretary